Exhibit 99.1

For Immediate Release

July 18, 2013

SAP Announces Second Quarter and First Half Results 2013

Double-Digit Growth Continues in a Challenging Market – SAP Driving the Transition to the Cloud and Gaining Market Share

•	Three Years of Double-Digit Growth – Second Quarter 2013 Non-IFRS Software and Software-Related Service Revenue Increased 10% at Constant Currencies (7% at Actual Currencies to €3.35 Billion)

•	Second Quarter 2013 Non-IFRS Software and Cloud Subscription Revenue Increased 7% at Constant Currencies (3% at Actual Currencies to €1.17 Billion)

•	Triple-Digit Year-Over-Year Growth in Cloud Subscription and Support Revenue, Annual Cloud Revenue Run Rate Exceeded €930 Million

•	Expanding Leadership in In-Memory Computing with SAP HANA

•	Second Quarter 2013 Non-IFRS Operating Profit Reached €1.22 Billion, a 10% Increase at Constant Currencies (4% at Actual Currencies)

•

SAP Reaffirms Non-IFRS Operating Profit Outlook and Remains Committed to Be a Double-Digit Growth Company with an Increase of at Least 10% in Non-IFRS Software and Software-Related Service Revenue at Constant Currencies in 2013

WALLDORF, Germany – July 18, 2013 – SAP AG (NYSE: SAP) today announced its financial results for the second quarter and first half ended June 30, 2013.

BUSINESS HIGHLIGHTS IN THE SECOND QUARTER 2013

“The industry transformation we predicted back in 2010 is now happening at full speed and our strategy of innovation for growth is paying off,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs of SAP. “We continued our double-digit growth momentum, we are leading the transformation of the industry, and our market opportunity is bigger than ever. We are gaining market share in a challenging macroeconomic environment, and with the HANA Enterprise Cloud, we are resolute to capture the future as the cloud company.”

“SAP had a solid overall performance in the second quarter. We remained focused on operating discipline, resulting in double-digit growth in non-IFRS operating profit at constant currencies. We improved the profitability of our core business and see good traction in the cloud on our way towards building a profitable cloud business”, said Werner Brandt, CFO of SAP. “We reaffirm our full year 2013 Non-IFRS operating profit outlook and remain committed to double-digit topline growth despite a difficult macroeconomic environment, in particular in Asia Pacific Japan and the rapid transition to the cloud.”

Second quarter non-IFRS cloud subscription and support revenue increased 166% (171% at constant currencies) year-over-year to €183 million. SAP’s non-IFRS cloud subscription and support revenue in the second quarter outperformed many cloud competitors on a sequential quarterly growth basis. The

SAP Reports Second Quarter 2013 Results	Page 2

annual cloud revenue run rate has now reached €932 million1. With approximately 30 million cloud users, SAP has the largest subscriber base in the cloud market. Non-IFRS deferred cloud subscription and support revenue2 was €361 million as of June 30, 2013, a year-over-year increase of 68%. The Ariba business is showing accelerated synergies. For the Ariba segment the trailing twelve month network spend volume3 was approximately $465 billion, an increase of 27% year-over-year. More than 1.1 million companies are connected through the Ariba network, the world’s largest Web-based business trading community.

SAP HANA, the Company’s platform for real-time business applications, continues to be a major growth engine with €102 million software revenue contribution, growing 21% year-on-year. The Company continues to expect HANA software revenue of €650 – €700 million in 2013. Customers have already shown strong interest in SAP Business Suite powered by SAP HANA which was made generally available in May and – together with HANA Enterprise Cloud – is expected to drive adoption of the HANA platform.

SAP’s double-digit growth momentum continued in the second quarter with Non-IFRS software and software-related service revenue increasing 10% at constant currencies (7% at actual currencies to €3.35 billion). Non-IFRS software and cloud subscription revenue in the quarter increased 7% at constant currencies (3% at actual currencies to €1.17 billion). Non-IFRS operating profit reached €1.22 billion in quarter, a 10% increase at constant currencies (4% at actual currencies), resulting in a 60 basis points expansion of the non-IFRS operating margin at constant currencies despite a negative effect from the Ariba acquisition of 40 basis points. The margin performance demonstrates that the efficiency in SAP’s core business has further improved.

REGIONAL PERFORMANCE

Second Quarter 2013

The Americas region delivered a strong second quarter in non-IFRS software and cloud subscription revenue4 with 18% growth year-over-year, driven by excellent software revenue performance in Latin America – in particular Brazil – and strong cloud subscription and support revenue growth in North America. The EMEA region saw solid growth with non-IFRS software and cloud subscription revenue increasing 3% year-over-year, despite a continued difficult market environment and a tough year-over-year comparison. High single-digit software revenue growth in Germany contributed to this performance. Non-IFRS software and cloud subscription revenue in the Asia Pacific Japan (APJ) region declined 7%, mainly due to continued macroeconomic challenges. However, some markets in APJ, such as Southeast Asia and India, saw strong growth in software revenue.

First Half 2013

The Americas region delivered a strong first half in non-IFRS software and cloud subscription revenue with 29% growth year-over-year, driven by a very strong performance in the United States and Brazil. The EMEA region saw solid growth with non-IFRS software and cloud subscription revenue increasing 8% for the first half of 2013 which is an impressive result in light of continued market uncertainty. Non-IFRS software and cloud subscriptions revenue in the APJ region declined 7% in the first half of 2013.

[1]	The annual revenue run rate is the second quarter 2013 cloud division revenue of €233 million multiplied by 4.
[2]	Beginning in Q1 2013, SAP discloses non-IFRS deferred cloud subscription and support revenue, which is a subset of the total, non-IFRS deferred revenue number reported on the balance sheet.
[3]	Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.
[4]

Non-IFRS software and cloud subscription revenue in the regional paragraphs follow SAP’s management view, which is calculated as the combination of software revenue based on location of negotiation and cloud subscription and support revenue based on customer location; growth rates at constant currencies. See SAP’s second quarter and half year interim report for details.

SAP Reports Second Quarter 2013 Results	Page 3

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Second Quarter 2013

	Second Quarter 20131)
	IFRS			Non- IFRS2)
€ million, unless otherwise stated	Q2 2013	Q2 2012	% change	Q2 2013	Q2 2012	% change	% change const. curr.

Software	982	1,059	–7	982	1,059	–7	–3
Cloud subscriptions and support	159	52	206	183	69	166	171
Software and cloud subscriptions	1,141	1,110	3	1,165	1,127	3	7
Support	2,177	2,013	8	2,182	2,014	8	11
Software and software-related service revenue	3,318	3,124	6	3,347	3,142	7	10
Total revenue	4,062	3,898	4	4,091	3,916	4	8
Total operating expenses	–3,074	–2,977	3	–2,873	–2,743	5	7
Operating profit	988	921	7	1,219	1,173	4	10
Operating margin (%)	24.3	23.6	0.7pp	29.8	30.0	–0.2pp	0.6pp
Profit after tax	724	661	10	874	831	5
Basic earnings per share (€)	0.61	0.55	11	0.73	0.70	4
Number of employees (FTE)	64,937	60,972	7	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS and non-IFRS software revenue was €982 million (2012: €1.06 billion), a decrease of 7% (3% at constant currencies). IFRS software and cloud subscription revenue was €1.14 billion (2012: €1.11 billion), an increase of 3%. Non-IFRS software and cloud subscription revenue was €1.17 billion (2012: €1.13 billion), an increase of 3% (7% at constant currencies). IFRS software and software-related service revenue was €3.32 billion (2012: €3.12 billion), an increase of 6%. Non-IFRS software and software-related service revenue was €3.35 billion (2012: €3.14 billion), an increase of 7% (10% at constant currencies). IFRS total revenue was €4.06 billion (2012: €3.90 billion), an increase of 4%. Non-IFRS total revenue was €4.09 billion (2012: €3.92 billion), an increase of 4% (8% at constant currencies).

IFRS operating profit was €988 million (2012: €921 million), an increase of 7%. Non-IFRS operating profit was €1.22 billion (2012: €1.17 billion), an increase of 4% (10% at constant currencies). IFRS operating margin was 24.3% (2012: 23.6%), an increase of 0.7 percentage points. Non-IFRS operating margin was 29.8% (2012: 30.0%), a decrease of 0.2 percentage points. Non-IFRS operating margin was 30.6% at constant currencies, an increase of 0.6 percentage points. Non-IFRS operating profit and operating margin for the second quarter 2013 were affected by the acquisition of Ariba, which impacted the operating margin by approximately 40 basis points.

IFRS profit after tax was €724 million (2012: €661 million), an increase of 10%. Non-IFRS profit after tax was €874 million (2012: €831 million), an increase of 5%. IFRS basic earnings per share was €0.61 (2012: €0.55), an increase of 11%. Non-IFRS basic earnings per share was €0.73 (2012: €0.70), an increase of 4%. The IFRS and non-IFRS effective tax rates were 24.8% (2012: 23.6%) and 26.8% (2012: 25.6%), respectively.

SAP Reports Second Quarter 2013 Results	Page 4

FINANCIAL HIGHLIGHTS – First Half 2013

	First-Half 20131)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	1H 2013	1H 2012	% change	1H 2013	1H 2012	% change	% change const. curr.

Software	1,638	1,696	–3	1,638	1,696	–3	0
Cloud subscriptions and support	296	81	266	350	104	238	243
Software and cloud subscriptions	1,935	1,777	9	1,989	1,799	11	14
Support	4,286	3,966	8	4,295	3,968	8	11
Software and software-related service revenue	6,220	5,743	8	6,284	5,768	9	12
Total revenue	7,663	7,248	6	7,727	7,273	6	9
Total operating expenses	–6,029	–5,696	6	–5,607	–5,266	6	8
Operating profit	1,634	1,551	5	2,120	2,007	6	11
Operating margin (%)	21.3	21.4	–0.1pp	27.4	27.6	–0.2pp	0.4pp
Profit after tax	1,244	1,104	13	1,563	1,414	11
Basic earnings per share (€)	1.04	0.93	12	1.31	1.19	10
Number of employees (FTE)	64,937	60,972	7	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS and non-IFRS software revenue was €1.64 billion (2012: €1.70 billion), a decrease of 3%, (flat at constant currencies). IFRS software and cloud subscription revenue was €1.94 billion (2012: €1.78 billion), an increase of 9%. Non-IFRS software and cloud subscription revenue was €1.99 billion (2012: €1.80 billion), an increase of 11% (14% at constant currencies). IFRS software and software-related service revenue was €6.22 billion (2012: €5.74 billion), an increase of 8%. Non-IFRS software and software-related service revenue was €6.28 billion (2012: €5.77 billion), an increase of 9% (12% at constant currencies). IFRS total revenue was €7.66 billion (2012: €7.25 billion), an increase of 6%. Non-IFRS total revenue was €7.73 billion (2012: €7.27 billion), an increase of 6% (9% at constant currencies).

IFRS operating profit was €1.63 billion (2012: €1.55 billion), an increase of 5%. Non-IFRS operating profit was €2.12 billion (2012: €2.01 billion), an increase of 6% (11% at constant currencies). IFRS operating margin was 21.3% (2012: 21.4%), a decrease of 0.1 percentage points. Non-IFRS operating margin was 27.4% (2012: 27.6%), a decrease of 0.2 percentage points. Non-IFRS operating margin was 28.0% at constant currencies, an increase of 0.4 percentage points.

IFRS profit after tax was €1.24 billion (2012: €1.10 billion), an increase of 13%. Non-IFRS profit after tax was €1.56 billion (2012: €1.41 billion), an increase of 11%. IFRS basic earnings per share was €1.04 (2012: €0.93), an increase of 12%. Non-IFRS basic earnings per share was €1.31 (2012: €1.19), an increase of 10%. The IFRS and non-IFRS effective tax rates were 21.5% (2012: 25.0%) and 24.5% (2012: 26.7%), respectively.

Operating cash flow was €2.48 billion (2012: €2.40 billion), an increase of 3%. Free cash flow was €2.22 billion (2012: €2.13 billion), an increase of 4%. Free cash flow was 29% of total revenue (2012: 29%). At June 30, 2013, SAP had a total group liquidity of €3.53 billion (December 31, 2012: €2.49 billion), which includes cash and cash equivalents and short term investments. Net liquidity at June 30, 2013 was –€1.49 billion compared to –€2.50 billion at December 31, 2012.

SAP Reports Second Quarter 2013 Results	Page 5

BUSINESS OUTLOOK

SAP reaffirms its full year 2013 non-IFRS operating profit outlook to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion). Although the difficult macroeconomic environment in particular in Asia Pacific Japan and the rapid transition to the cloud have resulted in lower software revenue expectations, SAP remains committed to be a double-digit growth company with at least 10% growth in non-IFRS software and software-related service revenue at constant currencies in full year 2013 (2012: €13.25 billion). This replaces the previous growth outlook for non-IFRS software and software-related service revenue of 11% – 13% at constant currencies and the underlying guidance for software and cloud subscription revenue.

In addition, SAP reaffirms its outlook for the fast-growing innovation categories cloud and in-memory. The company continues to expect full year 2013 non-IFRS cloud subscription and support revenue of around €750 million at constant currencies (2012: €343 million) and full year 2013 SAP HANA software revenue in a range of €650 – €700 million (2012: €392 million).

The Company now projects a full-year 2013 IFRS effective tax rate of 24.0% – 25.0% (previously 25.5% – 26.5%) (2012: 26.2%) and a non-IFRS effective tax rate of 25.5% – 26.5% (previously 27.0% – 28.0%) (2012: 27.5%).

Additional Information

2013 revenue and profit figures include the revenue and profits from Ariba and SuccessFactors. The comparative numbers for 2012 do not include SuccessFactors until February 21, 2012 and Ariba until October 1, 2012.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

Second Quarter 2013 Interim Report

SAP’s second quarter 2013 Interim Report was published today and is available for download at www.sap.com/investor. The interim report includes an update on SAP’s sustainability performance.

Webcast

SAP senior management will host a conference call for financial analysts and media on Thursday, July 18th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 248,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP Reports Second Quarter 2013 Results	Page 6

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE SECOND QUARTER 2013

(Condensed and Unaudited)

Page
Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Six Months	F2
Statements of Financial Position	F3-F4
Statements of Cash Flows	F5

Supplementary Financial Information
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F6-F7
Non-IFRS Adjustments	F8
Revenue by Region	F9-F12

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENTS

For the three months ended June 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		982	1,059	–7
Cloud subscriptions and support		159	52	206
Software and cloud subscriptions		1,141	1,110	3
Support		2,177	2,013	8
Software and software-related service revenue		3,318	3,124	6
Consulting		580	617	–6
Other services		165	157	5
Professional services and other service revenue		744	774	–4
Total revenue		4,062	3,898	4

Cost of software and software-related services		–598	–568	5
Cost of professional services and other services		–609	–644	–5
Total cost of revenue		–1,207	–1,212	0
Gross profit		2,855	2,686	6
Research and development		–567	–568	0
Sales and marketing		–1,059	–972	9
General and administration		–232	–222	5
Restructuring		–17	–4	<-100
TomorrowNow litigation		0	–2	<-100
Other operating income/expense, net		9	3	>100
Total operating expenses		–3,074	–2,977	3
Operating profit		988	921	7

Other non-operating income/expense, net		–2	–45	–95
Finance income		26	28	–6
Finance costs		–49	–39	27
Financial income, net		–23	–11	<-100
Profit before tax		963	865	11

Income tax expense	(6)	–239	–204	17
Profit after tax		724	661	10
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		725	661	10

Earnings per share – basic (in €)*	(7)	0.61	0.55	11
Earnings per share – diluted (in €)*	(7)	0.61	0.55	11

*	For the three months ended June 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,191 million (diluted: 1,192 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		1,638	1,696	–3
Cloud subscriptions and support		296	81	266
Software and cloud subscriptions		1,935	1,777	9
Support		4,286	3,966	8
Software and software-related service revenue		6,220	5,743	8
Consulting		1,136	1,214	–6
Other services		306	291	5
Professional services and other service revenue		1,443	1,505	–4
Total revenue		7,663	7,248	6

Cost of software and software-related services		–1,202	–1,106	9
Cost of professional services and other services		–1,215	–1,268	–4
Total cost of revenue		–2,416	–2,374	2
Gross profit		5,246	4,874	8
Research and development		–1,124	–1,091	3
Sales and marketing		–2,034	–1,802	13
General and administration		–429	–431	–1
Restructuring		–31	–4	<-100
TomorrowNow litigation		0	5	–92
Other operating income/expense, net		5	1	>100
Total operating expenses		–6,029	–5,696	6
Operating profit		1,634	1,551	5

Other non-operating income/expense, net		–13	–53	–76
Finance income		56	52	8
Finance costs		–93	–78	19
Financial income, net		–37	–26	41
Profit before tax		1,584	1,472	8

Income tax expense	(6)	–340	–368	–8
Profit after tax		1,244	1,104	13
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		1,245	1,104	13

Earnings per share – basic (in €)*	(7)	1.04	0.93	12
Earnings per share – diluted (in €)*	(7)	1.04	0.93	12

*	For the six months ended June 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,191 million (diluted: 1,191 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2013, and December 31, 2012

€ millions	Notes	2013	2012
Cash and cash equivalents		3,386	2,477
Other financial assets	(8)	296	154
Trade and other receivables	(9)	3,379	3,917
Other non-financial assets		408	294
Tax assets		308	156
Total current assets		7,776	6,998
Goodwill		13,333	13,227
Intangible assets		2,996	3,234
Property, plant, and equipment		1,751	1,708
Other financial assets	(8)	495	509
Trade and other receivables	(9)	92	88
Other non-financial assets		97	68
Tax assets		192	170
Deferred tax assets		761	708
Total non-current assets		19,717	19,711
Total assets		27,494	26,710

F3

€ millions	Notes	2013	2012
Trade and other payables		883	870
Tax liabilities		395	511
Financial liabilities	(10)	1,365	802
Other non-financial liabilities		1,404	2,136
Provision TomorrowNow litigation		235	234
Other provisions		390	609
Provisions		624	843
Deferred income	(11)	3,125	1,386
Total current liabilities		7,797	6,547
Trade and other payables		47	63
Tax liabilities		396	388
Financial liabilities	(10)	3,859	4,446
Other non-financial liabilities		107	98
Provisions		330	361
Deferred tax liabilities		518	574
Deferred income	(11)	62	62
Total non-current liabilities		5,319	5,991
Total liabilities		13,116	12,538
Issued capital		1,229	1,229
Share premium		521	492
Retained earnings		14,212	13,973
Other components of equity		–263	–194
Treasury shares		–1,330	–1,337
Equity attributable to owners of parent		14,369	14,163
Non-controlling interests		9	8
Total equity	(12)	14,378	14,171
Equity and liabilities		27,494	26,710

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30

€ millions	2013	2012
Profit after tax	1,244	1,104
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	478	402
Income tax expense	340	368
Financial income, net	37	26
Decrease/increase in sales and bad debt allowances on trade receivables	38	26
Other adjustments for non-cash items	44	24
Decrease/increase in trade and other receivables	470	362
Decrease/increase in other assets	–129	–134
Decrease/increase in trade payables, provisions, and other liabilities	–945	–752
Decrease/increase in deferred income	1,735	1,629
Cash outflows due to TomorrowNow litigation	–1	–4
Interest paid	–80	–96
Interest received	33	47
Income taxes paid, net of refunds	–782	–602
Net cash flows from operating activities	2,482	2,400

Business combinations, net of cash and cash equivalents acquired	–99	–2,757
Purchase of intangible assets and property, plant, and equipment	–265	–275
Proceeds from sales of intangible assets or property, plant, and equipment	23	22
Purchase of equity or debt instruments of other entities	–1,200	–558
Proceeds from sales of equity or debt instruments of other entities	1,079	941
Net cash flows from investing activities	–462	–2,627

Dividends paid	–1,013	–1,310
Purchase of treasury shares	0	–53
Proceeds from reissuance of treasury shares	9	69
Proceeds from issuing shares (share-based payments)	0	14
Proceeds from borrowings	0	1,002
Repayments of borrowings	0	–1,023
Net cash flows from financing activities	–1,004	–1,301

Effect of foreign exchange rates on cash and cash equivalents	–107	–61
Net decrease/increase in cash and cash equivalents	909	–1,589
Cash and cash equivalents at the beginning of the period	2,477	4,965
Cash and cash equivalents at the end of the period	3,386	3,376

F5

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended June 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	982	0	982	41	1,022	1,059	0	1,059	–7	–7	–3
Cloud subscriptions and support	159	24	183	4	187	52	17	69	206	166	171
Software and cloud subscriptions	1,141	24	1,165	45	1,209	1,110	17	1,127	3	3	7
Support	2,177	5	2,182	62	2,245	2,013	1	2,014	8	8	11
Software and software-related service revenue	3,318	29	3,347	107	3,454	3,124	18	3,142	6	7	10
Consulting	580	0	580	16	595	617	0	617	–6	–6	–3
Other services	165	0	165	4	169	157	0	157	5	5	7
Professional services and other service revenue	744	0	744	19	764	774	0	774	–4	–4	–1
Total revenue	4,062	29	4,091	127	4,218	3,898	18	3,916	4	4	8

Operating Expense Numbers
Cost of software and software-related services	–598	76	–522			–568	77	–491	5	6
Cost of professional services and other services	–609	23	–586			–644	34	–610	–5	–4
Total cost of revenue	–1,207	99	–1,108			–1,212	111	–1,101	0	1
Gross profit	2,855	129	2,984			2,686	129	2,815	6	6
Research and development	–567	17	–551			–568	45	–523	0	5
Sales and marketing	–1,059	44	–1,015			–972	56	–916	9	11
General and administration	–232	24	–208			–222	16	–206	5	1
Restructuring	–17	17	0			–4	4	0	<–100	N/A
TomorrowNow litigation	0	0	0			–2	2	0	<–100	N/A
Other operating income/expense, net	9	0	9			3	0	3	>100	>100
Total operating expenses	–3,074	201	–2,873	–54	–2,926	–2,977	234	–2,743	3	5	7

Profit Numbers
Operating profit	988	230	1,219	73	1,292	921	252	1,173	7	4	10
Other non-operating income/expense, net	–2	0	–2			–45	0	–45	–95	–95
Finance income	26	0	26			28	0	28	–6	–6
Finance costs	–49	0	–49			–39	0	–39	27	27
Financial income, net	–23	0	–23			–11	0	–11	<–100	<–100
Profit before tax	963	230	1,194			865	252	1,117	11	7
Income tax expense	–239	–81	–320			–204	–82	–286	17	12
Profit after tax	724	149	874			661	170	831	10	5
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	725	149	874			661	170	831	10	5

Key Ratios
Operating margin in %	24.3		29.8		30.6	23.6		30.0	0.7pp	–0.2pp	0.6pp
Effective tax rate in %	24.8		26.8			23.6		25.6	1.2pp	1.2pp
Earnings per share – basic (in €)*	0.61		0.73			0.55		0.70	11	4

Deferred cloud subscriptions and support revenue (June 30)	354	7	361			155	60	215	>100	68

F6

	for the six months ended June 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,638	0	1,638	52	1,690	1,696	0	1,696	–3	–3	0
Cloud subscriptions and support	296	54	350	6	356	81	23	104	266	238	243
Software and cloud subscriptions	1,935	54	1,989	57	2,046	1,777	23	1,799	9	11	14
Support	4,286	10	4,295	106	4,402	3,966	2	3,968	8	8	11
Software and software-related service revenue	6,220	64	6,284	163	6,448	5,743	25	5,768	8	9	12
Consulting	1,136	0	1,136	24	1,160	1,214	0	1,214	–6	–6	–4
Other services	306	0	306	6	313	291	0	291	5	5	7
Professional services and other service revenue	1,443	0	1,443	30	1,473	1,505	0	1,505	–4	–4	–2
Total revenue	7,663	64	7,727	194	7,921	7,248	25	7,273	6	6	9

Operating Expense Numbers
Cost of software and software-related services	–1,202	173	–1,028			–1,106	149	–957	9	7
Cost of professional services and other services	–1,215	51	–1,164			–1,268	64	–1,204	–4	–3
Total cost of revenue	–2,416	224	–2,192			–2,374	213	–2,161	2	1
Gross profit	5,246	288	5,535			4,874	238	5,112	8	8
Research and development	–1,124	38	–1,086			–1,091	68	–1,023	3	6
Sales and marketing	–2,034	96	–1,939			–1,802	110	–1,692	13	15
General and administration	–429	33	–396			–431	40	–391	–1	1
Restructuring	–31	31	0			–4	4	0	<-100	N/A
TomorrowNow litigation	0	0	0			5	–5	0	–92	N/A
Other operating income/expense, net	5	0	5			1	0	1	>100	>100
Total operating expenses	–6,029	422	–5,607	–94	–5,701	–5,696	430	–5,266	6	6	8

Profit Numbers
Operating profit	1,634	486	2,120	100	2,220	1,551	456	2,007	5	6	11
Other non-operating income/expense, net	–13	0	–13			–53	0	–53	–76	–76
Finance income	56	0	56			52	0	52	8	8
Finance costs	–93	0	–93			–78	1	–77	19	21
Financial income, net	–37	0	–37			–26	1	–25	41	48
Profit before tax	1,584	486	2,070			1,472	457	1,929	8	7
Income tax expense	–340	–167	–507			–368	–147	–515	–8	–2
Profit after tax	1,244	318	1,563			1,104	310	1,414	13	11
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	1,245	318	1,563			1,104	310	1,414	13	11

Key Ratios
Operating margin in %	21.3		27.4		28.0	21.4		27.6	–0.1pp	–0.2pp	0.4pp
Effective tax rate in %	21.5		24.5			25.0		26.7	–3.5pp	–2.2pp
Earnings per share – basic (in €)*	1.04		1.31			0.93		1.19	12	10

Deferred cloud subscriptions and support revenue (June 30)	354	7	361			155	60	215	>100	68

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.
**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

F7

NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	04/01/ - 6/30/2013	01/01/ - 6/30/2013	04/01/ - 6/30/2012	01/01/ - 6/30/2012

Software and software-related service revenue (IFRS)	3,318	6,220	3,124	5,743
Adjustment for deferred revenue write-down	29	64	18	25
Software and software-related service revenue (Non-IFRS)	3,347	6,284	3,142	5,768

Operating profit (IFRS)	988	1,634	921	1,551
Revenue Adjustments (per above)	29	64	18	25
Adjustment for discontinued activities	0	0	2	–5
Adjustment for acquisition-related charges	145	283	130	250
Adjustment for stock-based compensation expenses	39	109	98	181
Adjustment for restructuring	17	31	4	4
Operating expense adjustments	201	422	234	430
Operating profit adjustments	230	486	252	456
Operating profit (Non-IFRS)	1,219	2,120	1,173	2,007

Profit after tax (IFRS)	724	1,244	661	1,104
Revenue adjustments (per above)	29	64	18	25
Operating profit adjustments (per above)	201	422	234	430
Adjustments pre-tax	230	486	252	457
Taxes on adjustments	–81	–167	–82	–147
Profit after tax (Non-IFRS)	874	1,563	831	1,414

Due to rounding, numbers may not add up precisely.

F8

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region. Details regarding the different views (based on location of contract negotiation respectively by customer location are described in the note “Segment and Geographic Information” of our Consolidated Financial Statements. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Revenues by Region – Management View
	for the three months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	417	0	417	7	424	419	0	419	–1	–1	1
Americas	391	0	391	21	412	435	0	435	–10	–10	–5
APJ	174	0	174	13	187	205	0	205	–15	–15	–9
Software revenue	982	0	982	41	1,022	1,059	0	1,059	–7	–7	–3

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	441	0	441	7	448	437	0	437	1	1	3
Americas	518	24	542	24	566	465	17	482	11	13	18
APJ	181	0	181	14	195	209	0	209	–13	–13	–7
Software revenue by location of negotiation and cloud subscription revenue	1,141	24	1,165	45	1,209	1,110	17	1,127	3	3	7

Revenues by Regions – Location of Customers

	for the three months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	416	0	416	7	423	453	0	453	–8	–8	–7
Americas	391	0	391	20	411	395	0	395	–1	–1	4
APJ	175	0	175	14	189	210	0	210	–17	–17	–10
Software revenue	982	0	982	41	1,022	1,059	0	1,059	–7	–7	–3

Cloud subscriptions and support revenue by region
EMEA	24	0	24	1	25	18	0	18	35	35	37
Americas	127	24	151	3	154	30	17	47	>100	>100	>100
APJ	8	0	8	0	8	4	0	4	97	97	103
Cloud subscriptions and support revenue	159	24	183	4	187	52	17	69	206	166	171

Software and cloud subscription revenue by region
EMEA	440	0	440	7	447	471	0	471	–6	–6	–5
Americas	518	24	542	23	565	426	16	442	22	22	28
APJ	183	0	183	14	197	214	0	214	–15	–15	–8
Software and cloud subscription revenue	1,141	24	1,165	45	1,209	1,110	17	1,127	3	3	7

F9

Software and software-related service revenue by region
Germany	455	0	455	0	455	436	0	436	4	4	4
Rest of EMEA	1,054	0	1,054	19	1,073	1,026	0	1,026	3	3	5
Total EMEA	1,509	0	1,509	20	1,529	1,462	0	1,462	3	3	5
United States	953	29	982	26	1,008	843	18	861	13	14	17
Rest of Americas	337	0	337	18	355	292	0	292	16	16	22
Total Americas	1,290	29	1,319	43	1,362	1,135	18	1,153	14	14	18
Japan	128	0	128	34	162	171	0	171	–25	–25	–6
Rest of APJ	390	0	390	11	401	356	0	356	10	10	13
Total APJ	519	0	519	44	563	527	0	527	–2	–2	7
Software and software-related service revenue	3,318	29	3,347	107	3,454	3,124	18	3,142	6	7	10

Total revenue by region
Germany	591	0	591	0	591	575	0	575	3	3	3
Rest of EMEA	1,254	0	1,254	24	1,278	1,233	0	1,233	2	2	4
Total EMEA	1,845	0	1,845	24	1,869	1,808	0	1,808	2	2	3
United States	1,185	29	1,214	30	1,244	1,085	18	1,103	9	10	13
Rest of Americas	419	0	420	21	441	382	0	382	10	10	15
Total Americas	1,604	29	1,634	51	1,685	1,468	18	1,486	9	10	13
Japan	145	0	145	38	183	195	0	195	–25	–25	–6
Rest of APJ	467	0	467	14	481	427	0	427	9	9	13
Total APJ	612	0	612	52	664	622	0	622	–2	–2	7
Total revenue	4,062	29	4,091	127	4,218	3,898	18	3,916	4	4	8

F10

Revenues by Region – Management View
	for the six months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	715	0	715	11	726	694	0	694	3	3	4
Americas	645	0	645	24	669	674	0	674	–4	–4	–1
APJ	278	0	278	17	295	328	0	328	–15	–15	–10
Software revenue	1,638	0	1,638	52	1,690	1,696	0	1,696	–3	–3	0

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	766	0	766	11	777	722	0	722	6	6	8
Americas	875	55	930	28	958	721	23	744	21	25	29
APJ	294	0	294	17	311	333	0	333	–12	–12	–7
Software revenue by location of negotiation and cloud subscription revenue	1,935	54	1,989	57	2,046	1,777	23	1,799	9	11	14

Revenues by Regions – Location of Customers

	for the six months ended June 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	716	0	716	11	727	731	0	731	–2	–2	–1
Americas	643	0	643	23	666	631	0	631	2	2	6
APJ	280	0	280	17	297	333	0	333	–16	–16	–11
Software revenue	1,638	0	1,638	52	1,690	1,696	0	1,696	–3	–3	0

Cloud subscriptions and support revenue by region
EMEA	51	0	51	0	51	28	0	28	81	80	83
Americas	230	54	284	5	289	47	23	70	>100	>100	>100
APJ	15	0	15	1	16	5	0	5	>100	>100	>100
Cloud subscriptions and support revenue	296	54	350	6	356	81	23	104	266	238	243

Software and cloud subscription revenue by region
EMEA	766	0	766	12	778	759	0	759	1	1	2
Americas	873	54	927	28	955	678	23	701	29	32	36
APJ	295	0	295	18	313	339	0	339	–13	–13	–8
Software and cloud subscription revenue	1,935	54	1,989	57	2,046	1,777	23	1,799	9	11	14

F11

Software and software-related service revenue by region
Germany	854	0	854	0	854	807	0	807	6	6	6
Rest of EMEA	1,990	0	1,990	33	2,023	1,887	1	1,888	5	5	7
Total EMEA	2,844	0	2,844	33	2,877	2,694	1	2,695	6	6	7
United States	1,760	63	1,824	30	1,854	1,535	24	1,559	15	17	19
Rest of Americas	644	0	645	32	677	546	0	546	18	18	24
Total Americas	2,405	64	2,469	62	2,531	2,081	24	2,105	16	17	20
Japan	263	0	263	55	318	315	0	315	–17	–17	1
Rest of APJ	709	0	709	12	721	652	0	652	9	9	11
Total APJ	971	0	971	68	1,039	967	0	967	0	0	7
Software and software-related service revenue	6,220	64	6,284	163	6,448	5,743	25	5,768	8	9	12

Total revenue by region
Germany	1,116	0	1,116	0	1,116	1,092	0	1,092	2	2	2
Rest of EMEA	2,385	0	2,385	40	2,425	2,291	1	2,292	4	4	6
Total EMEA	3,502	0	3,502	39	3,541	3,383	1	3,384	4	3	5
United States	2,209	63	2,272	36	2,308	1,998	24	2,022	11	12	14
Rest of Americas	796	0	797	39	836	715	0	715	11	11	17
Total Americas	3,005	64	3,069	75	3,144	2,714	24	2,738	11	12	15
Japan	296	0	296	63	359	360	0	360	–18	–18	0
Rest of APJ	860	0	860	16	876	791	0	791	9	9	11
Total APJ	1,156	0	1,156	79	1,235	1,151	0	1,151	0	0	7
Total revenue	7,663	64	7,727	194	7,921	7,248	25	7,273	6	6	9

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

Due to rounding, numbers may not add up precisely.

F12